Exhibit (a)(13)



                       [EMERITUS CORPORATION LETTERHEAD]

                       MORE ABUSES OF SHAREHOLDER RIGHTS


                                                       January 22, 1998


DEAR FELLOW SHAREHOLDER:

          We thought the ARV directors had done all they could in order to entrench themselves in office and strip you of an opportunity to receive $17.50 in cash for each of your ARV shares. We were wrong. ARV's hand-picked entrenchment partner -- Prometheus Assisted Living LLC -- just disclosed that it has purchased 1,112,131 ARV shares from two stockholders in privately negotiated transactions. This means that the Prometheus/ARV alliance now controls over 55% of ARV's shares, giving them absolute control of ARV and its board of directors and leaving you with no voice in the company and no power over your investment except to sell your shares in the open market at a 17+% discount to our offer (based on yesterday's closing price for ARV).

          However, the battle is not over. We have sued ARV in California state court seeking, among other things, to rescind the discounted share issuances to Prometheus, and thus reverse the staggering dilution suffered by all other ARV shareholders and let you decide whether to accept our $17.50 offer. Your votes can help. If you want the opportunity to receive $17.50 for each of your ARV shares, you should vote to replace the ARV Board by signing, dating and returning the enclosed BLUE Emeritus proxy card TODAY. A pre-paid Federal Express return envelope is enclosed to ensure your proxy is received in time to be voted at the January 28th Annual Meeting.


                  DON'T TAKE OUR WORD FOR IT -- LISTEN TO ISS

          Institutional Shareholder Services, Inc. (ISS) is the preeminent shareholder advisory firm, and performs independent analyses of thousands of shareholder meetings each year on behalf of hundreds of institutional clients including public and private pension funds, insurance companies, money managers and other fiduciaries. ISS is not affiliated with either Emeritus or ARV, and both sides made presentations to ISS in connection with this proxy contest. ISS just completed its analysis of this proxy contest. Here is what ISS concluded:

o "We find it hard to reconcile how the board could have judged a $16.50 or $17.50 per-share acquisition offer from Emeritus to be inferior to a $14.00 per-share investment by [Prometheus], an investment which just as certainly yields a change in control, though more akin to a creeping tender offer, with no control premium or consideration paid to shareholders."

o  "The board should have negotiated with Emeritus, and it did not do so."

o "Management has taken up arms in discrediting the Emeritus offer, in our view, to deflect attention from the board's own actions with Prometheus. It implemented a poison pill at the time of the [initial issuance of shares to Prometheus] because of the presence of the Starwood/Emeritus offer. It reconfigured [that share issuance] into a convertible note issuance after Emeritus made its unsolicited $16.50 per-share proposal. It hastily redeemed the notes in response to Emeritus' proxy solicitation, giving Prometheus a 39% stake in the company. It set an exorbitant redemption premium which conveniently yielded the same $14.00 per-share price to Prometheus . . . and a discount to market value. It delayed the annual meeting and manipulated the record date, allowing Prometheus to vote the totality of its shares, which are consigned to vote in favor of the incumbent directors. In short, the board has made every effort to seal the company's fate with [Prometheus] while spurning Emeritus' offers."

o "[The board's] actions can only be viewed as a deliberate attempt to frustrate Emeritus' proxy contest . . . and the result is an obstruction of shareholder suffrage. Threatening as it may be to ARV, it was the board's very actions that left Emeritus with no other recourse than to appeal directly to shareholders through its tender offer and proxy contest."

o "[I]f Emeritus loses the board election, shareholders lose any chance of obtaining its offer. We therefore advocate that shareholders support [the Emeritus] board slate."

                           --------------------

          On December 19, 1997, we commenced our tender offer of $17.50 per share for all of the outstanding shares of ARV. The offer and withdrawal rights expire at 5:00 p.m., New York City time, on January 30, 1998, unless the offer is extended or withdrawn. On December 22, 1997, we released our proxy materials to ARV shareholders.

          The annual meeting is scheduled for January 28th -- just a few days from now. Vote to take control of your investment in ARV. Vote for directors who will not block a premium offer for your shares. Vote the BLUE Emeritus proxy TODAY.


                                                  Sincerely,


                                                  Emeritus Corporation


          If you have questions or need assistance in voting your ARV shares, please call Emeritus's proxy solicitor, D. F. King & Co., Inc., toll-free at:

          1-800-431-9646